WATAIRE INTERNATIONAL, INC.
21900 Burbank Blvd., 3rd Floor
Woodland Hills, CA 91367


April 9, 2010


Securities and Exchange Commission
Washington, D.C. 20549


RE: 	Wataire International, Inc.
	SEC Comment Letter dated April 5, 2010
        Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A Filed March 15, 2010
	File No. 0-49955

Dear Sir/Madam:

	We are submitting herein the responses of Wataire International, Inc. (the "Company") to the comments set forth in your comment letter dated April 5, 2010 on the captioned filing (the "Amended Preliminary Proxy Statement") under the Securities Exchange Act of 1934, as amended.



General

1. EDGAR Tag. Future Amendments to the Amended Preliminary Proxy
Statement will be filed tagged as "PRER 14A".


Proposal No. 1, page 4


2. [No. 1 in Comment Letter] Debenture Conversion Shares. In the discussion in the Amended Preliminary Proxy Statement, the 30,543,100 share number reserved for conversion of the convertible debentures includes shares issuable for conversion of accrued interest as of March 1, 2010; the number of shares reserved for conversion of the debentures will continue to increase until the debentures are automatically converted upon effectiveness of the increase in authorized common stock. Future filings will update this debenture reserved conversion share number.

3. [No. 2 in Comment Letter] Use of Current Market Price. The current market price is used in the right column of the second table in calculating the combined total possible profit to be realized from the warrants and debentures (1) since the original discount from market is disclosed in the column immediately to the left of this column, and (2) the possible profit or loss would necessarily be related to a current market price when the warrants are exercised and the debentures are converted.


[No. 3 in Comment Letter]Discount to Market Relative to Net Proceeds of Convertible Debentures. The second table has been modified as shown below for staff review in response to this comment


Possible Conversion Discounts and Total Possible Profit That May be Received by Holders of 2009 Convertible Debentures and 2009 Warrants


					Total
					Possible
Market					Number of
Price per				Shares of
Share of				Common Stock
the Common				Underlying
Stock					Convertible
Underlying		Conversion	Debs./Wts.	Combined
the			Price per	(Assuming no	Market
convertible		Share of	interest	Price of
Deb./Wts. on 		Underlying	payments and	Total
the Initial		Common		complete 	Number of
Date of			Stock as	conversion	Shares
Sale 			of 		throughout	Underlying
(September		September	term of		Convertible
14, 2009)		14, 2009	note) 		Debs. and
			(1)				Wts. (3)

Debs:	$0.017		$0.01		30,453,400	$521,260.52

Wts:	$0.017		$0.01		 7,500,000	$127,500



							Combined
				Total Possible		Total
				Discount to		Possible
				Market Price as		Profit
				of the Date of		to be
				Sale of the		Realized
				Convertible		as a Result
Total Possible			Debs. and		of
Shares the Holders		Wts./Total		Discounts on
of the Convertible		Payments and		the
Debs./Wts. may receive		Discount for		Conversion
and Combined			Convertible		Price of
Conversion Price of		Debs. to Market		Common Stock
Total Number of			as Percentage		underlying
Shares of Common		of Net Proceeds		Convertible
Stock Underlying		to Issuer (4)		Debs./Wts
the Convertible						(2) (3)
Debs. and Wts. (3)


30,662,384/$306,623.84		$213,173.80/70%		$153,311.92

7,500,000/$75,000		$ 52,500		$ 37,500



(1) Based on the closing price for the Company's Common Stock on March 1, 2010 of $0.015 per share. The holders of the Convertible Debentures are entitled to, at any time or from time to time, convert the outstanding principal of and unpaid interest on the Debentures into shares of Common Stock, at a conversion price for each share of Common Stock (the "Conversion Price") equal to $0.01.

(2) Based on the closing price for the Company's Common Stock on March 1, 2010.

(3) Interest payments calculated through February 28, 2010, and comprise $2,089.84, which at an interest conversion price of $.01 per share, represent the issuance of an additional 208,984 shares. Based on the total principal and accrued interest to February 28, 2009, all other conditions as outlined in note 1.

(4) The amortization over the term of the convertible debentures of the percentage figure derived from dividing all possible payments and the total possible discount to market by the net proceeds to the issuer from the convertible debentures is not shown, since the term of the debentures will be less than one year.



       The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

	The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	The Company is also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

Sincerely,

WATAIRE INTERNATIONAL, INC.

By: /s/ Robert Rosner
Robert Rosner
Chief Executive Officer